Financial Certification

I,___ Jordan Samson ___, certify that:

1) The financial statements of Noise Makers Studios, LLC included in this Form are true and complete in all material respects; and
2) The tax return information of Noise Makers Studios, LLC included in this Form reflects accurately the information reported on the tax return for Noise Makers Studios, LLC filed for the fiscal year ended 12/31/2016.

___*Jordan Samson*___
Signature
CEO